3100 Ocean Park Boulevard

Santa Monica, CA 90405

November 5, 2019

By EDGAR Submission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Kathleen Collins, Accounting Branch Chief

Re:	Activision Blizzard, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
File No. 001-15839

Dear Ms. Collins:

We are in receipt of the letter, dated October 31, 2019, from the staff of the United States Securities and Exchange Commission with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).  As discussed with Mr. David Edgar, in order to ensure ample time to provide you with thorough responses, we anticipate providing a complete response to the comment letter no later than Monday, December 2, 2019.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2059.

Sincerely,

/s/ Chris B. Walther
Chris B. Walther
Chief Legal Officer

cc:                                David Edgar, Securities and Exchange Commission

Dennis Durkin, Activision Blizzard, Inc.

James Rock, Activision Blizzard, Inc.

Jeffrey Brown, Activision Blizzard, Inc.